06004971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg	NY	14075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Saperston 716-649-9800 ext.213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip J. Tantillo Certified Public Accountant P.C.
(Name – *if individual, state last, first, middle name*)

43 Court Street - Suite 910	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willard B. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. SAPERSTON
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Sept. 10, 2006

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Philip J. Tantillo Certified Public Accountant P.C.
43 Court Street, Suite 910
Buffalo, New York 14202
(716) 852-6981

To the Board of Directors
Saperston Asset Management, Inc.

We have audited the accompanying statement of financial condition of Saperston Asset Management, Inc. as of December 31, 2005, and the related statement of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statement of Saperston Asset Management, Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

The financial statements for the year ended December 31, 2003, were audited by other auditors, and they expressed an unqualified opinion on them dated January 12, 2004, they have not performed any auditing procedures since that date.

Shelley J Santello CPA PC

January 31, 2006

SAPERSTON ASSET MANAGEMENT, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

(See Accountants' Audited Report)

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$568,306	$563,816
Accounts Receivable	153,097	150,394
Other Assets	23,205	9,155
TOTAL CURRENT ASSETS	744,608	723,365
PROPERTY AND EQUIPMENT, NET (Note 3)	55,599	76,755
TOTAL ASSETS	$800,207	$800,120

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	2005	2004
CURRENT LIABILITIES		
Advances from stockholder and affiliate	$ 82,108	$ 91,656
Accounts Payable	26,165	18,036
Accrued Liabilities	46,933	50,645
Accrued Income Tax	4,778	-
Deferred Income Taxes	4,800	7,500
Liabilities subordinated to claims of General Creditors (Note 4)	290,000	290,000
TOTAL CURRENT LIABILITIES	454,784	457,837

STOCKHOLDERS' EQUITY

	2005	2004
Common Stock; no par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional Paid-In Capital	161,314	161,314
Retained Earnings	183,109	179,969
TOTAL STOCKHOLDERS' EQUITY	345,423	342,283
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$800,207	$800,120

The accompanying notes are an integral part of the financial statements

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(See Accountants' Audited Report)

	2005	2004
REVENUES		
Commissions	$2,790,244	$2,643,451
Interest, Dividends and other	58,091	88,106
TOTAL REVENUES	2,848,335	2,731,557
OPERATING EXPENSES	2,836,695	2,723,917
INCOME BEFORE INCOME TAXES	11,640	7,640
PROVISION FOR INCOME TAXES (Note 6)	8,500	6,500
NET INCOME	$ 3,140	$ 1,140

The accompanying notes are an integral part of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(See Accountants' Audited Report)

	2005	2004
Common Stock 1,000 Shares	$ 1,000	$ 1,000
Additional Paid in Capital		
Balance, Beginning of Period	$161,314	$161,314
Contribution of Capital	-	-
Balance, End of Period	$161,314	$161,314
Retained Earnings		
Balance, Beginning of Period	$179,969	$178,829
Net Income	3,140	1,140
Balance, End of Period	$183,109	$179,969
Total Stockholders' Equity		
Balance, Beginning of Period	$342,283	$341,143
Contribution of Capital	-	-
Net Income	3,140	1,140
Balance, End of Period	$345,423	$342,283

The accompanying notes are an integral part of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(See Accountants Audited Report)

	2005	2004
Balance, Beginning of Period	$290,000	$290,000
Increases (Decrease)	-	-
Balance, End of Period	$290,000	$290,000

The accompanying notes are an integral part
of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(See Accountants' Audited Report)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 3,140	$ 1,140
Adjustments to Reconcile Net Income to Net Cash Provided by (used for) Operating Activities:		
Depreciation and amortization	25,207	24,031
Deferred Income Taxes	(2,700)	(1,500)
Changes in Assets and Liabilities		
Account Receivable,	(2,703)	(141,405)
Marketable Securities	-	189
Other Assets	(14,050)	6,524
Accounts Payable	8,129	(15,013)
Accrued Liabilities	(3,712)	5,984
Accrued Income Tax	4,778	-
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	18,089	(120,050)
CASH FLOWS FOR INVESTMENT ACTIVITIES		
Purchase of Equipment	(4,051)	(7,712)
NET CASH USED FOR INVESTMENT ACTIVITIES	(4,051)	(7,712)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from Stockholder and affiliate	(9,548)	1,656
NET CASH PROVIDED BY FINANCING ACTIVITIES	(9,548)	1,656
INCREASE (DECREASE) IN CASH	4,490	(126,106)
CASH, BEGINNING OF PERIOD	563,816	689,922
CASH, END OF PERIOD	$568,306	$ 563,816

The accompanying notes are an integral part of the financial statements.

SAPERSTON ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Saperston Asset Management, Inc. (the Company) was organized to conduct business as a broker-dealer in securities. The Company operates two (2) branch offices in Western New York State and services clients throughout the United States.

Customer Securities Transactions - Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

Property and Equipment - Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of 5 to 7 years.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities or three months or less. Cash and cash equivalents at financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Investments - The Company's investments in marketable securities have been classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published market value quotations. Unrealized gains and losses are included in earnings.

Income Taxes - The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 Property and Equipment

At December 31, 2005 and 2004 property and equipment, net consisted of the following:

	2005	2004
Furniture and equipment	$128,061	$124,010
Less Accumulated Depreciation	72,462	47,255
Total	$ 55,599	$ 76,755

Note 3 - Liabilities Subordinated to Claims of General Creditors

At December 31, 2005 and 2004, the liabilities subordinated to claims of general creditors represented 9% interest-bearing unsecured notes from the sole stockholder.

The following summarizes the various details of the subordinated notes:

Date of Note	Due Date	2005	2004
August 20, 1998	May 31, 2007	$190,000	$190,000
April 29, 1998	June 30, 2007	100,000	100,000
		$290,000	$290,000

The subordinated borrowings are covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 6).

Note 4 - Related Party Transactions

The Company has transactions with its sole stockholder and affiliated companies which are approximately as follows:

	2005	2004
Payables to Affiliates and Stockholders at December 31	$ 82,108	$ 91,656
Interest Expense	26,100	26,100
Consulting Fee Expense	70,000	117,000
Accounting Expense	-	-
Rent Expense	72,000	66,000

Note 5 - Income Taxes

	2005	2004
Current Provision:		
Federal	$ 7,650	$ 5,000
State	3,550	3,000
TOTAL CURRENT PROVISION	$11,200	$ 8,000
Deferred Provision:		
Federal	$(1,850)	$(1,000)
State	(850)	(500)
TOTAL DEFERRED PROVISION	$(2,700)	$(1,500)
TOTAL INCOME TAXES	$ 8,500	$ 6,500

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 17a -5<a>), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 and 2004, the Company has a net capital of $552,094 and $542,092, which was $302,094 and $292,092 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .30 to 1 and .31 to 1 at December 31, 2005 and 2004.

The Company's unaudited computation of net capital of $552,094 and $542,092 disclosed in Part II A of the previously filed Focus Report as of December 31, 2005 and 2004 was in agreement with the amount determined in the above paragraph.

Note 7 - Leases

Effective October 2003, the Company leases office space pursuant to noncancellable operating leases from a related party. At December 31, 2005, future minimum rental payments due are:

2006	$ 84,000
2007	84,000
2008	84,000
	$252,000

Total rent and leased vehicle expense for the years ended December 31, 2005 and 2004 was $84,000 and $88,687, net of reimbursements.

Note 8 - Contingencies

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2005 and 2004.

Note 9 - Retirement Plan

The Company maintains an employee-only contributory 401(k) retirement plan available to all eligible employees, as defined in the agreement.

Note 10 - Cash Flows Information

Net cash flows from operating activities reflect cash payments for interest and income taxes for December 31, 2005 and 2004 as follows:

	2005	2004
Interest	$26,100	$26,100
Income Taxes	$ 7,724	$11,700

Philip J. Tantillo Certified Public Accountant P.C.
43 Court Street, Suite 910
Buffalo, New York 14202
(716) 852-6981

The Board of Directors
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements and additional information of Saperston Asset Management, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted Accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Shirley J Santillo CPA PC

January 31, 2006

SAPERSTON ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	2005	2004
Net Capital		
Total Stockholders' Equity	$345,423	$342,283
Additions		
Allowable Subordinated Liabilities	290,000	290,000
Total Available Capital	635,423	632,283
Deductions		
Non-Allowable Assets:		
NASD Subscriptions	3,300	3,300
Equipment and Other Assets, less Accumulated Depreciation and Amortization	55,599	76,755
Prepaid Expenses	6,114	4,368
Unsecured Receivables	13,791	1,487
	78,804	85,910
Tentative Net Capital	556,619	546,373
Haircuts:		
Money Market Funds	4,519	4,274
U.S. Government Agencies	6	7
	4,525	4,281
Net Capital	$552,094	$542,092
Aggregate Indebtedness		
Current Liabilities	$159,984	$160,338
Deferred Income Taxes	4,800	7,500
	$164,784	$167,838
Net Capital	$552,094	$542,092
Minimum Net Capital	250,000	250,000
	$302,094	$292,092
Aggregated debt to net capital (Allowable 15 to 1)	.30 to 1	.31 to 1